                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                               AMENDMENT NO. 1 TO

                                  SCHEDULE TO

                          TENDER OFFER STATEMENT UNDER
  SECTION 14(d)(1) OR SECTION 13(e) (1) OF THE SECURITIES EXCHANGE ACT OF 1934

                         EVERFLOW EASTERN PARTNERS, L.P.
                                (Name of Issuer)

                         EVERFLOW EASTERN PARTNERS, L.P.
                        (Name of Person Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 Not Applicable
                      (CUSIP Number of Class of Securities)


                                                           Copy to:
    Thomas L. Korner, President                   Michael D. Phillips, Esq.
  Everflow Eastern Partners, L.P.               Calfee, Halter & Griswold LLP
       585 West Main Street                    1400 McDonald Investment Center
       Canfield, Ohio  44406                         800 Superior Avenue
           (330)533-2692                           Cleveland, Ohio  44114
                                                        (216)622-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)


                                 April 28, 2000
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

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   Transaction Valuation: 609,519 Units of              Amount of Filing Fee
Limited Partnership Interest at $    6.11    per Unit      $      745.00*
                                 -----------                  ------------


* Previously paid with initial filing.
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[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.
       Amount Previously Paid:                      Not Applicable
                              --------------------
       Form of Registration No.:                    Not Applicable
                                ------------------
       Filing Party:                                Not Applicable
                    ------------------------------
       Date Filed:                                  Not Applicable
                  --------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]    third-party tender offer subject to Rule 14d-1.
[X]    issuer tender offer subject to Rule 13e-4.
[ ]    going-private transaction subject to Rule 13e-3.
[ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.
[ ]

                                                      7
ITEM 1.  SUMMARY TERM SHEET.

                  Reference is made to the first page of the Offer to Purchase (the "Offer"), which is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

                  (a) The issuer of the securities to which this statement relates is Everflow Eastern Partners, L.P., a Delaware limited partnership (the "Company"). The Company's principal executive offices are located at 585 West Main Street, Canfield, Ohio 44406, and the Company's telephone number is
(330)533-2692.

                  (b) The securities being sought are up to 609,519 units of limited partnership interest (the "Units"), at a price of $6.11 per Unit, net to the Sellers in cash (the "Purchase Price"). In its Offer, the Company has reserved the right to purchase more than 609,519 Units, but has no current intention of doing so. Reference is hereby made to the Introduction of the Company's Offer to Purchase, which Introduction is incorporated herein by reference.

                  (c) There is currently no established trading market for the Units. Reference is hereby made to Section 7, "Price Range of Units; Cash Distribution Policy," which Section is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

                  The filer of this statement is Everflow Eastern Partners, L.P. The Company's principal executive officers are located at 585 West Main Street, Canfield, Ohio 44406, and the Company's telephone number is (330)533-2692.

ITEM 4.  TERMS OF THE TRANSACTION.

                  (a) Reference is hereby made to the Introduction, Section 13, "Extension of Tender Period; Terminations; Amendments," Section 4, "Withdrawal Rights," Section 3, "Procedures for Tendering Units," and Section 11, "Certain Federal Income Tax Consequences," of the Offer to Purchase, which Sections are incorporated herein by reference.

                  (b) Reference is hereby made to the Introduction of the Offer to Purchase, which is incorporated herein by reference.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  Reference is hereby made to the Introduction, Section 1, "Background and Purposes of the Offer," and Section 12, "Transactions and Arrangements Concerning Units," of the Offer to Purchase, which Introduction and Sections are incorporated herein by reference.

ITEM 6. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF ISSUER OR
        AFFILIATE.

                  (a) Reference is hereby made to the Introduction, Section 1, "Background and Purposes of the Offer," Section 5, "Purchase of Units; Payment of Purchase Price," Section 6, "Certain Conditions of the Offer," and Section 10, "Certain Information About the Company; Historical and Pro Forma Financial Information," of the Offer to Purchase, which Introduction and Sections are incorporated herein by reference.

                  (b) Reference is hereby made to Section 5, "Purchase of Units; Payment of Purchase Price," of the Offer to Purchase, which Section is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a) The total amount of funds required by the Company to consummate the transaction and purchase 609,519 Units, pursuant to the Offer, and to pay related fees and expenses, is estimated to be $3,700,000. Reference is hereby made to Section 9, "Source and Amount of Funds," which Section is incorporated herein by reference.

                  (b)      Not applicable.

                  (d) The Company intends to borrow from its existing credit facility the funds required to purchase any Units tendered pursuant to the Offer.

                           (1) The funds required to purchase tendered Units are
                  expected to be available from borrowings under the Company's existing loan agreement. The amount of availability under the Company's credit facility is sufficient to fund the purchase of 609,519 Units. The existing credit facility, with Bank One, N.A., entered into in May 1999, provides for a line of credit in the amount of $7,000,000, all of which is available. The facility, with Bank One, N.A., provides for interest payable quarterly at LIBOR plus 175 basis points with the principal due at maturity, May 31, 2001. The Company anticipates renewing the facility every other year to minimize debt origination, carrying and interest costs associated with long-term bank commitments. Borrowings under the facility are unsecured. The loan agreement contains restrictive covenants requiring the Company to maintain: loan balance not to exceed the borrowing base of $7,000,000; tangible net worth of at least $40,000,000; a total debt to tangible net worth ratio of not more than 0.5 to 1.0. In addition, there are restrictions on mergers, sales and acquisitions, the incurrence of additional debt and the pledge or mortgage of the Company's assets.

                           (2) The Company has no current plans to repay any
                  such borrowings from any outside sources. The Company will repay bank debt out of available cash flows generated from normal operating activities.

                  Reference is hereby made to Section 9, "Source and Amount of Funds," and Section 10, "Certain Information About the Company; Historical and Pro Forma Financial Information," which Sections are incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  Reference is hereby made to Section 12, "Transactions and Arrangements Concerning Units," of the Offer to Purchase, which Section is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

                  (a) Reference is hereby made to Section 10, "Certain Information about the Company; Historical and Pro Forma Financial Information," of the Offer to Purchase, which Section is incorporated herein by reference.

                  (b) Reference is hereby made to Section 10, "Certain Information About the Company; Historical and Pro Forma Financial Information," of the Offer to Purchase, which Section is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

                  (a) (1) Reference is hereby made to Section 10, "Certain Information About the Company; Historical and Pro Forma Financial Information," Section 12, "Transactions and Arrangements Concerning Units," of the Offer to Purchase, which Sections are incorporated herein by reference.

                           (2)      None.

                           (3)      Not applicable.

                           (4)      Not applicable.

                           (5)      None.

                  (b) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, forms of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and are incorporated in their entirety herein by reference.

ITEM 12.  EXHIBITS.

                  (a)(1)   Form of Offer to Purchase, dated April 28, 2000
                  (a)(2)   Form of Letter of Transmittal
                  (a)(3) Form of 1999 Annual Report Newsletter to Unitholders, dated April 28, 2000
                  (a)(4) Annual Financial Statements of the Company and Management's Discussion and Analysis of
                           Financial Condition and Results of Operations(4)
                  (a)(5)   Form of letter prepared by Wright & Company, Inc.
                  (b)(1) Loan Modification Agreement dated May 29, 1999 between Bank One, N.A., Bank One,
                           Texas, N.A. and Everflow Eastern, Inc. and Everflow Eastern Partners, L.P. (3)
                  (c)(1) Amended and Restated Agreement of Limited Partnership of the Company, dated as of February 15, 1991(1)
                  (c)(2) Close Corporation Agreement of Everflow Management Corporation(1)
                  (c)(3) Operating Agreement of Everflow Management Limited, LLC dated March 8, 1999(2)
                  (d)      Not applicable.
                  (e)      Not applicable.
                  (f)      Not applicable.

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(1) Incorporated herein by reference to the Company's Schedule 13E-4 filing dated April 30, 1992. Items not mailed to Unitholders.
(2) Incorporated herein by reference to the Company's Form 10-Q filing for the quarter ended March 31, 1999. Item not mailed to Unitholders.
 (3) Incorporated herein by reference to the Company's Form 10-Q filing for the quarter ended June 30, 1999. Item not mailed to Unitholders.
(4) Incorporated herein by reference to the Company's Form 10-K filing for the year ended December 31, 1999. Items mailed to Unitholders.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 23, 2000                 EVERFLOW EASTERN PARTNERS, L.P.

                                      By:      EVERFLOW MANAGEMENT LIMITED, LLC
                                                 General Partner

                                      By:      EVERFLOW MANAGEMENT CORPORATION
                                                 Managing Member


                                      By:  /S/William A. Siskovic
                                           --------------------------------
                                              William A. Siskovic
                                              Vice President and Treasurer

                                    EXHIBITS


Exhibit
Number                                         Description
-------                                        -----------

(a)(1)               Form of Offer to Purchase, dated April 28, 2000
(a)(2)               Form of Letter of Transmittal
(a)(3) Form of 1999 Annual Report Newsletter to Unitholders, dated April 28, 2000
(a)(4) Annual Financial Statements of the Company and Management's Discussion and Analysis of Financial Condition and Results of Operations(4)
(a)(5)               Form of letter prepared by Wright & Company, Inc.
(b)(1) Loan Modification Agreement dated May 29, 1999 between Bank One, N.A., Bank One, Texas, N.A. and Everflow Eastern, Inc. and Everflow Eastern Partners, L.P. (3)
(c)(1) Amended and Restated Agreement of Limited Partnership of the Company, dated as of February 15, 1991(1)
(c)(2)               Close Corporation Agreement of Everflow Management
                     Corporation(1)
(c)(3) Operating Agreement of Everflow Management Limited, LLC dated March 8, 1999(2)
(d)                  Not applicable.
(e)                  Not applicable.
(f)                  Not applicable.


---------------------------
(1) Incorporated herein by reference to the Company's Schedule 13E-4 filing dated April 30, 1992. Items not mailed to Unitholders.
(2) Incorporated herein by reference to the Company's Form 10-Q filing for the quarter ended March 31, 1999. Item not mailed to Unitholders.
(3) Incorporated herein by reference to the Company's Form 10-Q filing for the quarter ended June 30, 1999. Item not mailed to Unitholders.
(4) Incorporated herein by reference to the Company's Form 10-K filing for the year ended December 31, 1999. Items mailed to Unitholders.